ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated June 7, 2007

Bearish Return Optimization Securities with Partial

Protection Linked to the Dow Jones Industrial AverageSM

Tactical Solutions for Flat or Bearish Markets

Lehman Brothers Holdings Inc. Securities linked to the Dow Jones Industrial AverageSM due August 29, 2008

Investment Description

These Bearish Return Optimization Securities with Partial Protection Linked to an Index (the “Notes”) are designed for investors who want to express a bearish view towards, and potentially hedge their exposure to, U.S. equities through an investment linked to the Dow Jones Industrial AverageSM (the “Index”). If the Index is below the Index Starting Level on the Final Valuation Date, at maturity, you will receive your principal plus a positive return equal to 5 multiplied by the negative return, up to the Maximum Gain of between 23.50% and 26.50% (to be determined on the Trade Date). If the Index is at or above the Index Starting Level on the Final Valuation Date, at maturity you will be protected against the first 10% positive return and will lose 1% of your principal for each 1% positive return in excess of 10%. You must be willing to risk losing up to 90% of your principal.

Features

❑

Enhanced Positive Return in Bearish Markets—You will receive an enhanced positive return on your investment equal to 5 times the percentage decline in the Index if the closing level of the Index on the Final Valuation Date is below the Index Starting Level.

❑

Partial Principal Protection—Your principal will be protected if the Index Return is less than or equal to 10%, and your maximum loss will not exceed 90% of your principal investment under any circumstances.

❑	Express a Bearish View of U.S. equities[1]—The Notes are linked to the Index, which is currently comprised of 30 of the largest and most widely held public companies in the United States.

Key Dates

Trade Date	June 25, 2007

Settlement Date	June 29, 2007

Final Valuation Date	August 22, 2008

Maturity Date	August 29, 2008

In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[1]

Please see “Key Risks—We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes” below.

Security Offering

We are offering Bearish Return Optimization Securities with Partial Protection Linked to the Dow Jones Industrial AverageSM. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 600-I dated June 7, 2007, underlying supplement no. 130 dated June 7, 2007 and this Term Sheet. See “Key Risks” on page 6, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 600-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 130 for risks related to the Index. The Notes do not guarantee any return of principal in excess of 10% of the principal amount of the Notes. If on the Final Valuation Date the level of the Index closes above 110% of the Index Starting Level, you will receive a payment at maturity of less than $10 per Note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 600-I, underlying supplement no. 130 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	1.5%	98.5%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 600-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 130 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 600-I, underlying supplement no. 130, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 600-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 600-I and “Risk Factors” in the accompanying underlying supplement no. 130, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 600-I dated June 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507131564/d424b2.htm

♦	Underlying supplement no. 130 dated June 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507131566/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Bearish Return Optimization Securities with Partial Protection Linked to an Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe that the Index will close below the Index Starting Level on the Final Valuation Date (and therefore you would receive a positive return on an investment in the Notes)

♦	You are willing to risk losing up to 90% of your principal amount

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You have exposure to U.S. equities and would like to potentially hedge your exposure through an investment linked to the Dow Jones Industrial AverageSM

♦	You do not seek an investment for which there is an active secondary market

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close above the Index Starting level on the Final Valuation Date

♦	You seek an investment that offers a 100% principal protection

♦	You are not willing to make an investment in which you could lose up to 90% of your principal amount

♦	You seek an investment whose return is not capped at a pre-specified Maximum Gain between 23.50% and 26.50% (the actual Maximum Gain will be set on the Trade Date)

♦	You seek current income from your investment

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6, “Risk Factors” in product supplement no. 600-I, underlying supplement no. 130 and the MTN Prospectus Supplement for more detailed risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]

Issue Price	$10.00 per Note

Term	14 months

Underlying Index	Dow Jones Industrial AverageSM

Payment at Maturity (per $10)

If the Index Return is negative, you will receive a cash payment per $10 principal amount Note equal to :

$10 + ($10 × 5 × the absolute value of the Index Return);

provided that the Maximum Gain on the Notes will be limited to 23.50% to 26.50% (to be determined on the Trade Date)

If the Index Return is between 0% and 10%, you will receive your full principal.

If the Index Return is greater than 10%, your principal will be reduced by 1% for every 1% gain in the Index above the Downside Protection Level, up to a maximum loss of 90% of your principal.

If the level of the Index increase over the term of the Notes, you may lose up to 90% of your principal amount.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date

Maximum Gain	23.50% - 26.50% (to be determined on the Trade Date)

Leverage Factor	5

Principal Protection at Maturity	10%

Downside Protection Level	10%

CUSIP	52520W382

ISIN	US52520W3824

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

There is no statutory, judicial or administrative authority that directly addresses the proper United States federal income tax characterization and treatment of securities similar to the Notes. No ruling is being sought from the Internal Revenue Service as to the proper United States federal income tax characterization and treatment of the Notes. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the Notes for United States federal income tax purposes. Therefore, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 600-I.

Scenario Analysis and Examples at Maturity

The following examples assume an Index Starting Level of 13,627.00 and a Maximum Gain of 25.00% (the midpoint of the range). The actual Index Starting Level and Maximum Gain will be set at the Trade Date.

Example 1: If the Index Return results in a Return on Notes that exceeds the Maximum Gain, you will receive $12.50 per $10.00 principal amount (a Maximum Gain of 25.00%)
Assumptions:
Hypothetical Index Ending Level is 10,901.60, 20% less than Index Starting Level
10,901.60 – 13,627.00	= Index Return = -20%	-20.00% x 5= 100.00%
13,627.00		Hypothetical Return on Notes= 25.00% (Capped at hypothetical Maximum Gain on Notes)
Hypothetical Payment at Maturity= $12.50

Example 2: If the Index Return is negative and 5 times the absolute value of the Index Return does not exceed the Maximum Gain, you will receive your $10.00 principal amount plus 5 times the absolute value of the Index Return

Hypothetical Index Ending Level is 13,081.92, 4% less than Index Starting Level
13,081.92 – 13,627.00	= Index Return = -4%	-4.00% x 5= 20.00%
13,627.00		Hypothetical Return on Notes= 20%
Hypothetical Payment at Maturity= $12.00

Example 3: If the Index Return is between 0% and 10%, you will receive your $10.00 principal amount
Hypothetical Index Ending Level is 14,444.62, 6% more than Index Starting Level
14,444.62 – 13,627.00	= Index Return = 10%	If the Index Return is between 0% and 10%, you will receive your full principal amount at Maturity.
13,627.00		Hypothetical Return on Notes= 0%
Payment at Maturity= $10.00

Example 4: If the Index Return is greater than 10%, you will lose 1% of $10.00 principal amount for every 1% gain in the Index
Hypothetical Index Ending Level is 16,352.40, 20% more than Index Starting Level
16,352.40 – 13,627.00	= Index Return = 20%	If the Index Return is greater than 10%, your principal will be reduced by 1% for every 1% gain in the Index.
13,627.00		Hypothetical Return on Notes= -10%
Payment at Maturity= $9.00

Example 5: If the Index Return is greater than 100%, you will receive 10% of your $10.00 principal amount
Hypothetical Index Ending Level is 29,979.40, 120% more than Index Starting Level
29,979.40 – 13,627.00	= Index Return = 120%	10% of your Principal Amount is Protected.
13,627.00		Hypothetical Return on Notes= -110%
Payment at Maturity= $1.00

The information on the Index provided in this document should be read together with the underlying supplement no. 130 dated June 7, 2007.

Hypothetical Performance of the Securities at Maturity

Assumptions:
Index:	Dow Jones Industrial AverageSM
Principal amount of the Securities:	$10
Term:	14 months
Maximum gain on the Securities:	25%
Index performance:	100% to -100% for table 50% to -50% for graph

Index Performance	Performance of the Securities
Index Return at Maturity	Security Payment at Maturity*	Total Return
100%	$1.00	-90.00%
80.0%	$3.00	-70.00%
60.0%	$5.00	-50.00%
50.0%	$6.00	-40.00%
40.0%	$7.00	-30.00%
30.0%	$8.00	-20.00%
20.0%	$9.00	-10.00%
10.0%	$10.00	0.00%
5.0%	$10.00	0.00%
0.0%	$10.00	0.00%
-1.0%	$10.50	5.00%
-2.0%	$11.00	10.00%
-3.0%	$11.50	15.00%
-4.0%	$12.00	20.00%
-5.0%	$12.50	25.00%
-10.0%	$12.50	25.00%
-15.0%	$12.50	25.00%
-20.0%	$12.50	25.00%
-40.0%	$12.50	25.00%
-60.0%	$12.50	25.00%
-80.0%	$12.50	25.00%
-100%	$12.50	25.00%

*Values have been rounded for ease of analysis

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in a short position in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 600-I and in the “Risk Factors” section of the accompanying underlying supplement no. 130. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Market Risk: You may lose up to 90% of your principal—If the Index Ending Level is more than 10% greater than the Index Starting Level, you will lose 1% of your principal for every 1% of the amount by which the Index Ending Level exceeds 110% of the Index Starting Level; provided, however, that you will not receive less than $1 per $10 principal amount Note at maturity.

♦

No assurances of negative-return environment—While the Notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦	Maximum Gain—A direct leveraged short position in the Index may exceed the Maximum Gain of between 23.50% and 26.50% (to be determined on the Trade Date) on the Notes.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agents commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing to hold your Notes to maturity.

♦

Dealer Incentives—We, our affiliates and agents, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $0.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

The Market for the Notes may be Illiquid—The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and if at any time Lehman Brothers Inc. were to cease acting as market maker, it is likely that there would be no secondary market for the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates have recently published research or other opinions with respect to some of the constituent stocks included in the Index that may be inconsistent with a bearish view of the equities contained in the Index. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 600-I.

♦	Uncertain tax treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

The Dow Jones Industrial AverageSM Index

The Dow Jones Industrial AverageSM is a benchmark of performance for leading companies in the U.S. stock market, consisting of 30 “blue-chip” U.S. stocks. The index is not limited to traditionally defined industrial stocks, but serves instead as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment and consumer goods.

The graphs below illustrate the weekly performance of the Index from June 6, 1997 to June 1, 2007. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index closing level on June 4, 2007 was 13,668.11

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about June 29, 2007, which is the fourth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.